UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Purchase of Asset from KTF

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to purchase or rent certain transmission equipment from KTF. Details are as follows:

1.	Name of seller: KTF

2.	Relationship with KT Corporation: consolidated subsidiary under U.S. GAAP.

3.	Date of transaction: December 24, 2004.

4.	Equipment purchased:

1)	861 kilometers of conduit line and 1,897 kilometers of transmission line (including 430 kilometers of underground line).

2)	147 2.5Gigabit, Dense Wavelength Division Multiplexing, 622M transmission equipment.

3)	14 transmission stations in Pyeongtaek and Cheonan.

5.	Equipment rented:

1)	2 transmission stations in Pyeongtaek and Cheonan.

6.	Transaction amount: Won 120,259,662,585.

7.	Purpose of transaction: to avoid redundant investment among companies of KT group and focus on their specialties.

8.	Decision date (date of board resolution): December 23, 2004.

9.	If it’s necessary, the transaction requires approval from the minister of the Ministry of Information and Communication pursuant to article 13 of The Telecommunication Business Act. Contract will be in effect from the date of contract (scheduled on 2004.12.24). If approval from minister of MIC is required, contract will be valid when approval of the minister is obtained.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 24, 2004

KT Corporation

By:	/s/ Wha - Joon Cho
Name:	Wha - Joon Cho
Title:	Managing Director